Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Merrill Lynch & Co., Inc.
(Commission File No. 001-07182)
[September xx, 2008]
[Client Name]
[Address]
[City, State/Province/Zip]
[Country]
Dear [Client Name]:
By now you have heard that on September 15, 2008, Merrill Lynch and Bank of America announced the acquisition of Merrill Lynch by Bank of America. Upon closing, this deal will create one of the world’s largest and most diversified financial services firms.
We believe the combination of our firm with Bank of America will significantly benefit you as a client.
The deal is scheduled to close in the first quarter of 2009 or earlier subject to shareholder approval, customary closing conditions and regulatory approvals.
For our clients:
▪	Merrill Lynch’s capital and liquidity positions remain sound. We remain committed to serving your needs.

▪	Together, we believe Merrill Lynch and Bank of America will create an even stronger entity that will be able to deliver world class capabilities and services to our clients.

▪	We remain strongly committed to the global markets and global investment banking businesses. The combined entity will have leading positions in global debt underwriting, global equities and global mergers and acquisition advice.

▪	The combined company will also serve as a leading provider of global wealth management services. With Merrill Lynch’s more than 16,000 financial advisers, the combined company would have the largest brokerage in the world with more than 20,000 advisers and $2.5 trillion in client assets.

▪	The combination includes global scale in investment management, including an approximately 50% ownership in BlackRock, which has $1.4 trillion in assets under management. Today, Bank of America has $589 billion in assets under management.
Since 1914, we have been committed to putting the interests of our clients first, and that will never change. I want to thank you for your ongoing trust and confidence in us.
Sincerely,
***
In connection with the proposed merger, Bank of America Corporation (“Bank of America”) intends to file with the Securities and Exchange Commission (the “SEC”), along with other relevant documents, a Registration Statement on Form S-4 that will include a joint proxy statement of Bank of America and Merrill Lynch & Co., Inc. (“Merrill Lynch”) that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of the joint proxy statement/prospectus and other relevant documents filed or to be filed by Bank of America and Merrill Lynch with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Merrill Lynch’s investor relations website (www.ir.ml.com) under the heading “SEC Filings.”
Neither Bank of America nor Merrill Lynch is currently engaged in a solicitation of proxies from the securityholders of Bank of America or Merrill Lynch in connection with the proposed merger. If a proxy solicitation commences, Bank of America, Merrill Lynch and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the information above.